Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the registration statements on Form S-8 (File No. 333-117538) and Form S-3D (File No. 333-115030) of United Mobile Homes, Inc. and subsidiaries of our report dated March 6, 2006, with respect to the consolidated balance sheet of United Mobile Homes, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the year then ended and the related financial statement schedule, and with respect to management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 10-K of United Mobile Homes, Inc.

/s/  Reznick Group, P.C.

Baltimore, Maryland

March 7, 2006